Pimco High Income Fund

Annual Shareholder Meetings Results

The Fund held its annual meeting of shareholders on December 15, 2005. Common and Preferred shareholders voted to reelect R. Peter Sullivan III as a Class II Trustee to serve until 2008 and David C. Flatum as a Class III Trustee to serve until 2006. Prefferred Shareholders voted to reelect John J. Dalessandro II as a Class II Trustee to serve until 2008. The results are as follows:

                                                              Withheld
                                          Affirmative        Authority

Reelection of David C. Flattum            96,623,862          881,081
Reelection of R. Peter Sullivan III       96,583,698          921,245
Reelection of John J. Dalessandro             30,446               93


Messers. Paul Belica, Robert E Connor, and Hans W. Kertess* continue to serve as Trustees of the Funds.


*   Preferred Shares Trustee